UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Brookfield Renewable Corporation

(Name of Issuer)

Class A exchangeable subordinate voting shares, no par value

(Title of Class of Securities)

11284V105

(CUSIP Number)

Swati Mandava

Brookfield Corporation

Brookfield Place

181 Bay Street, Suite 100

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 11284V105

1	NAMES OF REPORTING PERSONS BROOKFIELD CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,813,835*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,813,835*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,813,835*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This amount includes class A exchangeable subordinate voting shares, no par value (the “Class A Shares”) of Brookfield Renewable Corporation (the “Issuer”) held as follows: 9,390,636 Class A Shares held by Brookfield Renewable Power Inc. (“BRPI”), 3,000,000 Class A Shares held by BRPI Holdings Inc. (“BRPIH”), and 28,961,500 Class A Shares held by Brookfield Investments Corporation (“BIC”), each of which is a subsidiary of Brookfield Corporation (“Brookfield”) and 3,461,699 Class A Shares held by subsidiaries of Brookfield Reinsurance Ltd. (“Brookfield Reinsurance”) as described in Item 4 of this Amendment No. 4.

(2)	Percentage ownership is based on an aggregate number of outstanding Class A Shares of 179,652,266 as of September 30, 2023. Brookfield Renewable Partners L.P. and its affiliates beneficially own all of the issued and outstanding class B multiple voting shares of the Issuer, which represent a 75% voting interest in the Issuer. Together, Brookfield and Brookfield Renewable Partners L.P. hold an approximate 81.2% voting interest in the Issuer.

CUSIP No. 11284V105

1	NAMES OF REPORTING PERSONS BAM PARTNERS TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,813,835*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,813,835*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 44,813,835*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.9%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Includes 44,813,835 Class A Shares beneficially owned by Brookfield.

**	Percentage ownership is based on an aggregate number of outstanding Class A Shares of 179,652,266 as of September 30, 2023.

CUSIP No. 11284V105

1	NAMES OF REPORTING PERSONS BROOKFIELD RENEWABLE POWER INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,390,636*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,390,636*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,390,636*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%**
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Includes 3,000,000 Class A Shares beneficially owned by BRPIH, a subsidiary of BRPI.

**	Percentage ownership is based on an aggregate number of outstanding Class A Shares of 179,652,266 as of September 30, 2023.

CUSIP No. 11284V105

1	NAMES OF REPORTING PERSONS BROOKFIELD INVESTMENTS CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ONTARIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 28,961,500
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 28,961,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,961,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*	Percentage ownership is based on an aggregate number of outstanding Class A Shares of 179,652,266 as of September 30, 2023.

CUSIP No. 11284V105

1	NAMES OF REPORTING PERSONS BROOKFIELD RENEWABLE PARTNERS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 11284V105

1	NAMES OF REPORTING PERSONS BROOKFIELD RENEWABLE PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Brookfield Renewable Partners L.P. and its affiliates beneficially owns all of the issued and outstanding class B multiple voting shares of the Issuer, which represent a 75% voting interest in the Issuer. Together, Brookfield and Brookfield Renewable Partners L.P. hold an approximate 81.2% voting interest in the Issuer.

Explanatory Note

This Amendment No. 4 (this “Amendment No. 4”) to Schedule 13D is being filed by Brookfield, BAM Partners Trust (the “BAM Partnership”), BRPI, BIC, Brookfield Renewable Partners Limited (“BRPL”) and Brookfield Renewable Partners L.P. (“BEP”, and collectively with Brookfield, the BAM Partnership, BRPI, BIC and BRPL, the “Reporting Persons”) to amend the original Schedule 13D, as amended through Amendment No. 3 thereto (the “Schedule 13D”).

Information and defined terms reported in the Schedule 13D remain in effect except to the extent that it is amended or superseded by information or defined terms contained in this Amendment No. 4.

Item 2. Identity and Background.

(d)-(e)

During the last five years, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, (i) have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 of this Amendment No. 4 is hereby incorporated by reference.

Item 4. Purpose of Transaction.

Item 4 of the original Schedule 13D is hereby supplemented as follows:

On September 29, 2023, BRPI transferred an aggregate of 3,461,699 Class A Shares to wholly-owned subsidiaries of Brookfield Reinsurance at a value of $25.9988 per Class A Share. Brookfield and Brookfield Reinsurance agreed (the “Voting Agreement”) that all decisions to be made by subsidiaries of Brookfield Reinsurance with respect to the voting of the Class A Shares held by subsidiaries of Brookfield Reinsurance will be made jointly by mutual agreement of the applicable Brookfield Reinsurance subsidiary and Brookfield.

Item 5. Interest in Securities of the Issuer.

Item 5(a)-(c) of the original Schedule 13D is hereby amended and restated as follows:

(a)-(b) The aggregate number and percentage of Class A Shares of the Issuer held by the Reporting Persons to which this Schedule 13D relates is 44,813,835 Class A Shares, constituting 24.9% of the Issuer’s currently outstanding Class A Shares, which includes the Class A Shares held by subsidiaries of Brookfield Reinsurance as described in Item 4. The percentage of Class A Shares of the Issuer is based on an aggregate number of Class A Shares of the Issuer of 179,652,266 outstanding as of September 30, 2023.

(i) Brookfield

a.	Brookfield may be deemed the beneficial owner of 44,813,835* Class A Shares, constituting a percentage of approximately 24.9%
b.	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 44,813,835* Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 44,813,835* Class A Shares

*	Includes 9,390,636 Class A Shares held by BRPI, 3,000,000 Class A Shares held by BRPIH, and 28,961,500 Class A Shares held by BIC, each of which are subsidiaries of Brookfield, and 3,461,699 Class A Shares held by subsidiaries of Brookfield Reinsurance as described in Item 4.

(ii) BAM Partnership

a.	BAM Partnership may be deemed the beneficial owner of 44,813,835* Class A Shares, constituting a percentage of approximately 24.9%
b.	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 44,813,835* Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 44,813,835* Class A Shares

*	This amount includes 44,813,835 Class A Shares beneficially owned by Brookfield.

(iii) BRPI

a.	BRPI may be deemed the beneficial owner of 12,390,636* Class A Shares, constituting a percentage of approximately 6.9%
b.	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 12,390,636* Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 12,390,636* Class A Shares

*	Includes 3,000,000 Class A Shares held by BRPIH.

(iv) BIC

a.	BIC may be deemed the beneficial owner of 28,961,500 Class A Shares, constituting a percentage of approximately 16.1%
b.	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 28,961,500 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 28,961,500 Class A Shares

(v) BRPL

a.	BRPL does not beneficially own any Class A Shares
b.	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 0 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 0 Class A Shares

(vi) BEP

a.	BEP does not beneficially own any Class A Shares
b.	Sole voting power to vote or direct vote: 0 Class A Shares

Shared voting power to vote or direct vote: 0 Class A Shares

Sole power to dispose or direct the disposition: 0 Class A Shares

Shared power to dispose or direct the disposition: 0 Class A Shares

(c) There have been no transactions by the Reporting Persons in the Class A Shares during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 4 is hereby incorporated by reference.

As of September 30, 2023, Brookfield and BEP hold an approximate 81.2% voting interest in the Issuer, BEP may receive up to 179,652,266 Class A Shares in accordance with the terms of the Class A Shares and Brookfield may receive up to 134,838,431 Class A Shares in accordance with the terms of the Rights Agreement.

Item 7. Materials to Be Filed as Exhibits.

Exhibit 99.9 Voting Agreement dated September 29, 2023.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

October 3, 2023	BROOKFIELD CORPORATION

	By:	/s/ Swati Mandava
Name: Swati Mandava
Title: Managing Director, Legal and Regulatory

BAM PARTNERS TRUST, by its trustee, BAM CLASS B PARTNERS INC.

	By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Secretary

BROOKFIELD RENEWABLE POWER INC.

	By:	/s/ Jennifer Mazin
Name: Jennifer Mazin
Title: General Counsel and Corporate Secretary

BROOKFIELD INVESTMENTS CORPORATION

	By:	/s/ Kathy Sarpash
Name: Kathy Sarpash
Title: Senior Vice-President, General Counsel and Secretary

BROOKFIELD RENEWABLE PARTNERS LIMITED

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary

BROOKFIELD RENEWABLE PARTNERS L.P., by its general partner BROOKFIELD RENEWABLE PARTNERS LIMITED

	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Secretary